UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-261321-02

Daimler Trucks Retail Trust 2023-1

(Exact name of registrant as specified in its charter)

14372 Heritage Parkway, Suite 400
Fort Worth, Texas 76177
(800) 222-4221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.03%	Class A-2 Asset Backed Notes
5.90%	Class A-3 Asset Backed Notes
5.93%	Class A-4 Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐	Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934 Daimler Trucks Retail Trust 2023-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2026	By:	Daimler Truck Financial Services USA LLC,
as Servicer

	By:	/s/ Gianni P. Gatto
Name:	Gianni P. Gatto
Title:	Vice President and Chief Financial Officer